UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Old Line Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67984M100

(CUSIP Number)

William J. Harnett
1525 Pointer Ridge Place
Suite 400
Bowie, MD  20716
301-430-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100

1.	Names of Reporting Persons: William J. Harnett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 786,640

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,050,637

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.76%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $.01 par value per share, of Old Line Bancshares, Inc. (the “Company”) whose principal executive offices are located at 1525 Pointer Ridge Place, Bowie, Maryland, 20716.

Item 2.	Identity and Background
This statement is filed on behalf of William J. Harnett, whose business address is c/o Old Line Bancshares, Inc. 1525 Pointer Ridge Place, Suite 400, Bowie, Maryland, 20716.

Mr. Harnett presently serves on the Board of Directors of Old Line Bancshares, Inc. and its wholly owned subsidiary, Old Line Bank (the “Bank”), both entities having their principal executive offices at 1525 Pointer Ridge Place, Bowie, Maryland, 20716.  Mr. Harnett has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Harnett is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Harnett acquired beneficial ownership of the shares reported herein as beneficially owned from the Company pursuant to the Merger described in Item 4 below.

Item 4.	Purpose of Transaction

On May 10, 2013, the Company acquired all of the outstanding shares of common stock of WSB Holdings, Inc. (“WSB”), pursuant to an Agreement and Plan of Merger by and Between the Company and WSB dated as of September 10, 2012, as amended (the “Merger Agreement”), with the Company continuing as the surviving entity in the merger (the “Merger”).  At the effective time of the Merger (7:00 p.m. on May 10, 2013), each share of common stock of WSB was converted into the right to receive cash or common stock of the Company.  A portion of the shares of common stock Mr. Harnett held in WSB were converted into the shares of common stock of the Company reported as beneficially owned in this Schedule 13D.

Pursuant to the Merger Agreement, Mr. Harnett was appointed to the Company’s Board of Directors effective at the effective time of the Merger.

Mr. Harnett will review from time to time various factors relevant to his beneficial ownership of the Company’s common stock and conditions of capital markets generally, developments in the Company’s business and financial condition, result of operations and prospects, and other factors, and based theron may, from time to time, dispose of some or all of the Company’s common stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise.  Mr. Harnett may in the future acquire stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service as a member of the Board of Directors of the Company.

Other than as set forth above and in his capacity as a director of the Company, Mr. Harnett has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D, is incorporated herein by reference.  Mr. Harnett holds dispositive power over an aggregate of 1,050,637 shares of Old Line Bancshares, Inc. common stock and voting power over an aggregate of 786,640 shares of Old Line Bancshares, Inc. common stock.

(c) The information included on Item 1 through 4 hereof is incorporated herein by reference. (d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 As noted above, Mr. Harnett is a member of the Company’s Board of Directors.   In addition, Mr. Harnett, the Company and Craig E. Clark, as voting trustee, are parties to a Voting Trust Agreement dated as of September 10, 2012, pursuant to which 263,997 shares reported in line 9 are held in trust for Mr. Harnett by the Trustee.  Pursuant to the terms of the Voting Trust Agreement, the Trustee has full power to vote the shares and is obligated to vote the shares in accordance with the instructions of the Company’s Board of Directors.

Item 7.	Material to be Filed as Exhibits

A.  Agreement and Plan of Merger dated September 10, 2012 by and between Old Line Bancshares, Inc. and WSB Holdings, Inc., as amended.  Incorporated by reference to Annex A of Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company on February 5, 2013.

B.  Form of Voting Trust Agreement, incorporated by reference to Exhibit A of the Merger Agreement filed as Annex A of Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company on February 5, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2013
Date
/s/William J. Harnett
Signature
William J. Harnett/Director
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).